UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Extraordinary General Meeting

—

Rio de Janeiro, April 12, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that the Extraordinary General Meeting, held today, exclusively under the digital format, analyzed and approved, by majority vote, the following:

I.       Removal of Mr. Roberto da Cunha Castello Branco from the position of member of the Board of Directors of Petrobras, which, pursuant to the provisions of paragraph 3 of art. 141 of the Brazilian Corporation Law, result in the removal of the other seven (7) members of the Board of Directors of Petrobras elected by the multiple vote process in the Annual General Meeting of July 22, 2020.

II.       Election of eight (8) members of the Board of Directors of Petrobras, by cumulative vote process, as follows:

Mrs. Cynthia Santana Silveira

Mr. Eduardo Bacellar Leal Ferreira

Mr. Joaquim Silva e Luna

Mr. Marcelo Gasparino da Silva

Mr. Márcio Andrade Weber

Mr. Murilo Marroquim de Souza

Mrs. Sonia Julia Sulzbeck Villalobos

Mr. Ruy Flaks Schneider

III.       Election of Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer